Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-        ) and related Prospectus of Onconova Therapeutics, Inc. for the registration of up to $84,546,394 of its common stock, preferred stock, debt securities, warrants, and units and 100 shares of common stock offered by selling stockholders, to the incorporation by reference therein of our report dated March 29, 2017, with respect to the consolidated financial statements of Onconova Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
November 20, 2017